PROGEN
                                                              INDUSTRIES LIMITED
                                                              ABN 82 010 975 612

            PROGEN SPP EXCEEDS EXPECTATIONS WITH $5.4 MILLION RAISED

BRISBANE,  AUSTRALIA,  5  FEBRUARY  2007.  Progen  Industries Limited (ASX: PGL,
NASDAQ: PGLA) today announced it had received a strong response from shareholders to its Share Purchase Plan (SPP), which closed in excess of expectations.

The SPP raised $5.4 million, which is in addition to the $20.0 million raised from the Company's recent institutional placement. These funds will be used to fund time critical expenditures associated with the planned Phase III trial of Progen's lead compound PI-88 in post-resection liver cancer, due to start in mid-2007.

The offer of up to 923 shares at $5.42 per share was made to all registered shareholders in Australia and New Zealand on 18 December 2006 and was taken up by more than 40% of eligible shareholders.

The  allotment  of  989,156  shares  issued  under  the  SPP will be made today.

Mr Justus Homburg, Chief Executive Officer of Progen said: "This has been an excellent response to the SPP and demonstrates a high level of support for Progen. This capital will ensure that the Phase III trial preparation can continue aggressively while the final Phase II data analysis is completed and the protocol finalised. We are also pleased to note that all Progen directors who met the SPP participation criteria took part."

FURTHER  INFORMATION:

ABOUT PROGEN: Progen Industries Limited is an Australian based globally focused biotechnology company committed to the discovery, development and commercialisation of small molecule pharmaceuticals for the treatment of cancer and other serious diseases.

Progen's  three  key  areas  of  focus  are:
- Clinical Development - via a focused clinical trial program involving its two compounds PI-88 and PI-166
- Drug Discovery - projects focusing on the development of potent, selective inhibitors of carbohydrate-protein interactions, which are implicated in many disease processes
- Manufacturing Services - PI-88 manufacturing development and supply for the clinical program and contract manufacturing services.

KEYWORDS  -  Progen,  PI-88,  Justus  Homburg.

WEB  LINKS  to  selected  recent  news  and  other  information  about  Progen:

Progen buys back royalty from Medigen         www.progen.com.au/?page=nepress2006.html
Capital Raising to Progress PI-88 to Phase 3  www.progen.com.au/?page=nepress2006.html
Results for Phase 2 liver cancer trial        www.progen.com.au/?page=nepress2006.html
Manufacturing Clearance for Phase III         www.progen.com.au/?page=nepress2006.html
End of Year Financial Results                 www.progen.com.au/?page=nepress2006.html


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
                                                                          PROGEN
                                                              INDUSTRIES LIMITED
                                                              ABN 82 010 975 612

Preparing for Accelerated Development         www.progen.com.au/?page=nepress2006.html
PI-88 mode of action                          www.progen.com.au/?page=repi-88.html
Progen's drug development pipeline            www.progen.com.au/?page=pihome.html
Progen Industries Ltd                         www.progen.com.au

MEDIA AND INVESTOR       PROGEN INFORMATION:
RELATIONS:

Rebecca Piercy           Linton Burns                  Justus Homburg
Buchan Consulting        Chief Financial Officer       Chief Executive Officer
rpiercy@bcg.com.au       Progen Industries Limited     Progen Industries Limited
Ph: (02) 9237 2800 /     linton.burns@progen.com.au    justus.homburg@progen.com.au
0422 916 422             Ph: +61 7 3842 3333           Ph: : +61 7 3842 3333

This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PI-166 and other drugs, future capitals needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company's filings with the Australian Stock Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.


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